EXHIBIT 99.1

SCHEDULE I

CRUM & FORSTER HOLDING INC.

Summary of Investments — Other than Investments in Related Parties

December 31, 2001
(In thousands)

			Amount at
	Amortized	Estimated	which shown in
Type of Investment	Cost	fair value	the balance sheet

Fixed income securities:
Bonds:
United States government and government agencies and authorities	$919,726	$832,361	$832,361
States, municipalities and political subdivisions	9,291	9,730	9,730
Foreign governments	953	1,037	1,037
Public Utilities	331,667	323,938	323,938
Convertibles and bonds with warrants attached	17,500	17,500	17,500
All other corporate	712,414	666,777	666,777

Total fixed income securities	1,991,551	1,851,343	1,851,343

Equity securities:
Common stocks:
Banks, trust and insurance companies	98,192	101,225	101,225
Industrial, miscellaneous, and all other	41,883	51,989	51,989

Total equity securities	140,075	153,214	153,214

Total investments	$2,131,626	$2,004,557	$2,004,557